Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account on December 3, 2025:

The above-mentioned communication includes the screenshots of an article by The Economist, which are shown below:

The Economist

December 1, 2025

By Invitation · Blockchain boon

Larry Fink and Rob Goldstein on how tokenisation could transform finance

FIFTY YEARS ago money moved at the speed of mail. When one of us (Larry) started his career in 1976, trades were placed over the phone and settled with paper certificates sent by courier. In 1977 a technology called SWIFT brought standardised electronic messaging between banks, cutting transaction times from days to minutes. Today, trades between New York and London execute in milliseconds.

Now finance is entering the next major evolution in market infrastructure—one that could move assets faster and more securely than systems that have served investors for decades. It started in 2009 when Satoshi Nakamoto, a pseudonymous developer, launched bitcoin as a shared digital ledger that could record transactions without intermediaries. A few years later that same technology—the blockchain—sparked something even more transformative: tokenisation.

Tokenisation involves recording ownership on digital ledgers. It makes it possible for almost any asset, from real estate to corporate debt or currency, to exist on a single digital record that participants can independently verify. At first it was hard for the financial world—including us—to see the big idea. Tokenisation was tangled up in the crypto boom, which often looked like speculation. But in recent years traditional finance has seen what was hiding beneath the hype: tokenisation can greatly expand the world of investable assets beyond the listed stocks and bonds that dominate markets today.

Tokenising assets brings two broad benefits. First, it offers the potential to settle transactions instantaneously. Today's markets operate on different settlement timelines, exposing buyers and sellers to the risk that one side might not fulfil its obligations. Standardising instantaneous settlement across global markets would be a leap beyond what SWIFT ever made possible.

Second, private-market assets still rely heavily on paper—manual processes, bespoke settlements and records that haven't kept up with the rest of finance. Tokenisation can replace paper with code, reducing the frictions that make assets costly and slow to trade. It can turn large, unlisted holdings such as real estate or infrastructure into smaller, more accessible units, broadening participation in markets long dominated by large institutions.

Technology alone won't remove every barrier. Regulation and investor safeguards will remain essential. But by lowering cost and complexity, tokenisation can give more investors more ways to diversify.

There are early signs of progress. Tokens that represent "real-world" traditional financial assets (stocks, bonds and so on) remain a tiny share of global equity and fixed-income markets but are growing fast—up roughly 300% in the past 20 months.

Much of the early adoption is happening in the developing world, where banking access is limited. Nearly three-quarters of crypto holders live outside the West. Meanwhile, the economies that built modern finance—America, Britain and the EU—are falling behind, at least when it comes to where the trading is happening. It's true that many of the companies best placed to lead the shift to a tokenised financial

The above-mentioned communication included a link to the following article:

BlackRock’s Larry Fink and Rob Goldstein say tokenization could do for finance what the early internet did for information

By James Hunt

December 2, 2025

●	BlackRock’s Larry Fink and Rob Goldstein said tokenization is entering an early-internet phase, with the potential to transform markets far faster than most expect.

●	The executives pointed to a 300% surge in real-world asset tokenization over 20 months as evidence that the shift is already accelerating.

BlackRock CEO Larry Fink and COO Rob Goldstein said tokenization is emerging as a transformative force across global markets, comparing its potential impact to the rise of the early internet.

Writing in The Economist on Monday and also published on BlackRock’s website, the executives argued that recording asset ownership on digital ledgers could modernize the financial system by enhancing efficiency, transparency, and access. “Ledgers haven’t been this exciting since the invention of double-entry bookkeeping,” they wrote.

The executives described tokenization as the next stage in a long arc of technological change. In the 1970s, trades were placed by phone and settled through courier-delivered paper certificates, Fink recalled from the early days of his career. The arrival of SWIFT in 1977, introducing standardized electronic messaging between banks, cutting settlement times dramatically from days to minutes, with global trades now able to execute in milliseconds.

Blockchain technology, first deployed by Satoshi Nakamoto with Bitcoin in 2009, introduced a shared digital ledger that could record transactions without intermediaries. That breakthrough set the stage for tokenization, allowing almost any asset — from real estate to corporate debt or currency — to exist on a single digital record that market participants can independently verify, the pair said.

“At first it was hard for the financial world — including us — to see the big idea,” Fink and Goldstein wrote. “Tokenization was tangled up in the crypto boom, which often looked like speculation. But in recent years traditional finance has seen what was hiding beneath the hype: tokenization can greatly expand the world of investable assets beyond the listed stocks and bonds that dominate markets today.”

BlackRock has already begun experimenting with its own tokenized products, most notably through its BUIDL tokenized U.S. money market fund, which runs on public blockchain infrastructure with over $2 billion in total value locked, according to The Block’s data dashboard. The asset management giant also broadened its digital asset footprint in recent years by launching spot Bitcoin and Ethereum ETFs — dominating both product classes with $62.6 billion and $13.2 billion worth of net inflows, respectively.

A bridge between traditional and digital finance

Fink and Goldstein highlighted two primary advantages of tokenization: the potential for instantaneous settlement and the replacement of paper-heavy private-market processes with code. Standardizing instant settlement across global markets would reduce counterparty risk, while digitizing private assets could lower costs, improve trade efficiency, and turn large, illiquid holdings into smaller, more accessible units for broader participation, they said.

There are early signs of progress, the executives continued, noting that while tokens representing real-world assets remain a small share of global markets, they are growing fast — up roughly 300% in the last 20 months.

Much of the early adoption, according to the pair, is occurring in developing economies where banking access is limited. Meanwhile, the U.S. still hosts many of the companies best positioned to lead a tokenized financial system, though Fink and Goldstein cautioned that early advantages can erode. Tokenization today, they argued, is at a stage similar to the internet in 1996 — when Amazon had sold just $16 million worth of books, and three of the rest of today’s “Magnificent Seven” tech giants hadn’t even been founded — early, fast-moving, and likely to expand more quickly than most expect, with enormous growth over the coming decades.

Rather than replacing the existing financial system anytime soon, Fink and Goldstein framed tokenization as a bridge between traditional institutions and “digital-first innovators” such as stablecoin issuers, fintechs, and public blockchains. In their view, investors will eventually buy, sell, and hold all asset types — from stocks and bonds to digital assets — through a single digital wallet.

Fink and Goldstein called on policymakers and regulators to update existing regulatory frameworks rather than create entirely new ones, emphasizing that “a bond is still a bond, even if it lives on a blockchain.” Safeguards, they argued, should include clear buyer protections, strong counterparty-risk standards, and robust digital-identity verification systems to support trust and safe participation. Tokenization, they concluded, can make markets more inclusive, but must “move faster and move safely,” matching expanded access with modernized guardrails.

Disclaimer: The Block is an independent media outlet that delivers news, research, and data. As of November 2023, Foresight Ventures is a majority investor of The Block. Foresight Ventures invests in other companies in the crypto space. Crypto exchange Bitget is an anchor LP for Foresight Ventures. The Block continues to operate independently to deliver objective, impactful, and timely information about the crypto industry. Here are our current financial disclosure.

© 2025 The Block. All Rights Reserved. This article is provided for informational purposes only. It is not offered or intended to be used as legal, tax, investment, financial, or other advice.

The above-mentioned communication included a clip of a video. The following is a partial transcription of the clip:

Both Bitcoin and Ethereum have achieved a network effect that is close to unassailable. ETH is still the king. I don’t see it being dethroned. You know, there’s this debate around Ethereum right now. Is it scalable? Is it going to be taken over by one of the other layer ones that are being built? Does it have this first mover advantage that it can sustain? What are your thoughts on Ethereum? Is it a sustainable ecosystem on its current trajectory? Yeah, I think it’s more than sustainable. I think it is the clear winner of the smart contract innovation. And yes, well, it actually wasn’t even the first mover in smart contracts, but it was the first one to achieve any kind of scale with smart contracts. And what’s most important about Ethereum isn’t the first mover advantage so much as it is the network effect that it has and has had since it was released. I just put out a tweet this morning on this topic, but I think both Bitcoin and Ethereum have achieved a network effect that is close to unassailable. And people have gotten distracted with some of these other L1s. But if you looked at like metrics like where the developers are and where stablecoin volumes are, these are like hard to fake metrics that are very important. They’ve always been so much more predominantly on Ethereum. It’s not even close. So I’m glad that other people try to build L1s. The process of innovation and competition is really important. But ETH is still a king, and I don’t see it being dethroned. I have a suspicion that base is going to end up becoming the predominant L2 on top of the predominant L1 of ETH, and that that vertical is going to be very powerful and very strong. So I think it’s gaining the network effect pretty quickly. It obviously has an incredibly powerful corporate ally in Coinbase, and to the degree that Coinbase does not abuse that privilege, that’s a very good privilege. Abuse here means if Coinbase tries to exert control over base such that it loses its key feature, then it will flounder and deserves to die. But Coinbase has been, I think, a very good actor in this regard, and they deserve a lot of credit for, I’d say, really like demonstrating the principles of decentralization and permissionless innovation. I’m always bullish on ETH in the same way I’m always bullish on Bitcoin.

The following communication was made by Andrew Keys, Co-Founder and Chairman of Pubco, from his LinkedIn account on December 3, 2025:

The following communications were made by Camilla McFarland, Chief Growth Officer of Pubco, from her X account on December 3, 2025:

The above-mentioned communication included a clip of an interview that Paul Atkins, Chairman of the U.S. Securities and Exchange Commission, gave with CNBC. The following is a partial transcription of the clip:

Interviewer: Can you do what needs to be done with crypto without legislation? And do you think that that can happen before the end of the year?

Paul Atkins: I’m looking forward to having an innovation exemption that we’ve been talking about now. We’ll be able to get that out in a month or so. It’s what I’m hoping we were impeded a bit by the government shutdown. Obviously, we couldn’t to work on things during that time, but we’re on track and we will be able to forge forward with the crypto area and make sure that we are able to embrace this new area of innovation that for too long the United States basically has just pushed back against and so I’m looking forward to having rules that are focused on helping that sector of the economy move forward.

The following communications were made by Michael Ciklin, General Counsel, Interim Chief Financial Officer and Chief Operating Officer of Pubco, from his X account on December 2 and 3, 2025:

The above-mentioned communication included a clip of a video. The following is a partial transcription of the clip:

Interviewee: We upgrade Ethereum two times a year with major changes to how the protocol operates and the next one upcoming is called Fusaka. Fusaka is the new upgrade of Ethereum. It is centered around scaling and making life easier for users of Ethereum. Giving roll-ups, L2s gives much more scalability also brings really exciting upgrades on the other two domains, so on the UX side and on the scale layer one side as well. This is no longer an experiment. This is an inevitability. It means that we can onboard everyone to Ethereum while still preserving the reason it existed. We are not going to sacrifice decentralization in pursuit of scaling. ‘Securely’ is the key word. Ethereum will scale and become more secure at the same time. Particularly the scaling benefits, both for the L1 as well as for the L2s. Fusaka really is introducing something fundamentally new with its Eardas technology. More data means more blobs, which means more capacity for roll-ups. That data today is the limiting factor when it comes to the things that roll-up needs from Ethereum. And so if we can reduce the constraint of DA, we can reduce the constraint of what can be built on Ethereum. You get the censorship-resistant properties of Ethereum in DA itself. And then we have these great UX features. The addition of these is one curve. This unlocks the usage of secure devices like mobile phones, which allows mobile users to authenticate themselves using their fingerprint. Especially pass keys, which are coming to L1 Ethereum. This is really important because it’s going to increase or even reduce the friction for onboarding new people to non-custodial wallets. It’s possible for builders to really think about a very simple end-to-end user experience. That doesn’t compromise on security for the end user. Some of the other Fusaka upgrades like block size and transaction size caps are going to also enable us to increase the gas limit. Because it’s basically increasing the capacity, the number of transactions that can be processed while keeping those really low fees. It’s all about trying to create an environment that scales the entire Ethereum ecosystem. Not only is it reliable and it has 100% uptime, but it can ship with velocity. Our work is not done. And this is like the definitive of Ethereum. Fusaka will make Layer 2 scalable and then closes this chapter and opens the door to the next chapter that we’ll have a lot more of next year, which is scaling the L1. What comes next? Like we’re just getting started scaling. I’m super excited for Glamsterdam. There’s never been a better moment than right now to get involved. Scale the L1, scale the L2s and simplify the user experience.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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